Full Circle Brewing Co. Ltd. LLC

Alcohol Industry Investor Questionnaire

Requirements for all Prospective Investors

1. Full name: First: _____;
   Middle: _____; Last: _____

2. Previous Name(s): (Include maiden, aka, alias, etc.):
   _____

3. Business Mailing Address:
   _____
   _____

4. Home Address (street, city, state, zip code):
   _____
   _____

5. Home Telephone Number: _____

6. Mobile phone number: _____

7. Work phone number: _____

8. Email Address: _____

9. Social Security Number: _____ - ____ - _____

10. Sex: Male; ___ Female; ___

11. Driver's License Number: _____

12. State of Licensure: _____

    a. Birthdate (mm/dd/yy): _____

    b. Birthplace: _____

13. Describe any interest in alcoholic beverage business:
    _____

14. Employment History – Last 3 years (begin with most recent):

    (1):

        a. Company Name and Address:

            _____

        b. Job Title: _____

        c. From: _____

        d. To: _____

    (2):

        a. Company Name and Address:

            _____

        b. Job Title: _____

        c. From: _____

        d. To: _____

15. Other ABC license *(If none, answer N/A)*:

    _____

16. Employment History (Past three years, including unemployment, student, homemaker, etc.) Begin with most recent employment.

    (1):

        a. Company Name and Address:

            _____

        b. Job Title: _____

        c. From: _____

        d. To: _____

    (2):

        a. Company Name and Address:

            _____

        b. Job Title: _____

        c. From: _____

d. To: _____

17. Residence History (For Last 5 years):

   a. Address/City/State:

      _____

   b. From: _____

   c. To: _____

   a. Address/City/State:

      _____

   b. From: _____

   c. To: _____

18. Have you ever been arrested for violating any FEDERAL or STATE law related to liquor or tobacco products? Yes _____ No _____

   If Yes, please explain_____

   _____

19. Have you ever been arrested for violating any other FEDERAL or STATE law? Yes _____ No _____

   If Yes, please explain_____

   _____

20. Have you ever been convicted of any felony or misdemeanor under FEDERAL or STATE law? Yes _____ No _____

   If Yes, please explain_____

   _____

21. Have you ever been compromised, by payment of penalties or otherwise, for any violation of any FEDERAL law relating to Internal Revenue or Customs taxation of DISTILLED SPIRITS, WINES, BEER, or TOBACCO PRODUCTS? Yes _____ No _____

   If Yes, please explain_____

   _____

22. With regard to manufacturing, storing, using, rectifying, bottling, distributing, selling, importing, or transporting alcohol, wine, or beer, has any application submitted by you been disapproved of? Yes _____ No _____

    If Yes, please explain_____

    _____

23. Are you a U.S. citizen? Yes _____ No _____

24. Have you as an individual or in connection with a partnership, LLC., firm or corporation ever been connected with a FEDERAL permit or approved notice to manufacture, use, store, rectify, bottle, distribute, sell, deal in, import or transport ALCOHOL, DENATURED SPIRITS, DISTILLED SPIRITS, BEER, WINES, or TOBACCO PRODUCTS? Yes _____ No _____

    a. If Yes, please provide the following:

    b. Registry or Permit Number: _____

    c. Period Covered: From: _____ To: _____

    d. If discontinued, when and why? _____

    e. Name and Address under which the approved permit/notice was issued:
       _____
       _____

    f. If revoked, was settlement made of civil liabilities incurred thereunder?

       Yes _____ No _____. If Yes, when? _____

25. Have you ever been, or are you now, employed by any person, firm LLC, or corporation producing, storing, rectifying, bottling, importing, distributing, or dealing in distilled spirits, wines, beer, alcohol, or denatured spirits? Yes _____ No _____

    a. If yes, provide the following:

    b. Period of employment: From: _____ To: _____

    c. Capacity/position: _____

    d. Name of person, firm, LLC, or corporation:
       _____